Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated February 20, 2026, except for the effects of the restatement discussed in Note 2, as to which the date is April 2, 2026, and except for the effects of the reverse stock split discussed in Note 3, as to which the date is July 29, 2026, relating to the financial statements of Vogenx, Inc. (the Company), which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, P.C.

Raleigh, North Carolina

July 29, 2026